UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 17, 2021, Zhongchao Inc., a Cayman Islands exempted company (the “Company”), entered into a Sales Agreement (the “Sales Agreement”) with U.S. Tiger Securities (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”).

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Stock Market (“Nasdaq”) to sell shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent, in connection with the sale of the Class A Ordinary Shares through the Sales Agent in accordance with the tiered fee schedule as set forth in the Sales Agreement, and has agreed to provide the Sales Agent with customary indemnification. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated December 17, 2021, to the Registration Statement that forms a part of such Registration Statement, for an aggregate offering price of up to $10,400,000.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Sales Agreement, which is attached as an exhibit to the current report.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-256190) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Ogier
10.1	Sales Agreement by and between the Company and the Sales Agent
23.1	Consent Letter of Marcum Bernstein & Pinchuk LLP

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: December 17, 2021	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer

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